Filed by Double Eagle Acquisition Corp.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Double Eagle Acquisition Corp.
Commission File No.: 333-220356

On November 6, 2017, Double Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), mailed a notice to its shareholders of record as of October 30, 2017 of an extraordinary general meeting to be held on November 16, 2017, to consider and vote on proposals related to that certain Stock Purchase Agreement, dated as of August 21, 2017, as amended on September 6, 2017 and November 6, 2017 and as may be further amended from time to time (the “Stock Purchase Agreement”), by and among the Company, Williams Scotsman Holdings Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “Holdco Acquiror,” and, together with the Company, the “Acquirors”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”) and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (together with Algeco Global, the “Sellers”), pursuant to which the Holdco Acquiror will purchase from the Sellers all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Williams Scotsman common stock”), of Williams Scotsman International, Inc., a Delaware corporation (“Williams Scotsman”) (the transactions contemplated by the Stock Purchase Agreement, the “Business Combination”). The text of the notice of extraordinary general meeting is below.

Additional Information About the Business Combination

In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (File No. 333-220356) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain of the securities to be issued in the Business Combination. This material is not a substitute for the definitive proxy statement/prospectus regarding the Business Combination. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of October 30, 2017 when available. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as these materials will contain important information about Williams Scotsman, the Company and the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, Vice President, General Counsel and Secretary, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California 90067, Attention: Eli Baker, Vice President, General Counsel and Secretary, at (310) 209-7280. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Williams Scotsman and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/prospectus for the business combination when available.

Information Concerning Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including the expected date for the Extraordinary General Meeting. These statements may be preceded by, followed by or include the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Williams Scotsman’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet NASDAQ’s listing standards; costs related to the Business Combination; Williams Scotsman’s ability to manage growth; Williams Scotsman’s ability to execute its business plan; Williams Scotsman’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Williams Scotsman’s products; the success of other competing modular space and portable storage solutions that exist or may become available; Williams Scotsman’s ability to identify and integrate acquisitions; rising costs adversely affecting Williams Scotsman’s profitability; potential litigation involving the Company or Williams Scotsman or the validity or enforceability of Williams Scotsman’s intellectual property; general economic and market conditions impacting demand for Williams Scotsman’s products and services; and such other risks and uncertainties as are discussed in the Company’s Annual Report on 10-K for the fiscal year ended December 31, 2016 under the heading “Risk Factors” and the proxy statement/prospectus filed in connection with the Business Combination. Other factors include the possibility that the Business Combination does not close, including due to the failure to receive required shareholder approvals, or the failure of other closing conditions. Neither the Company nor Williams Scotsman undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

DOUBLE EAGLE ACQUISITION CORP.

A Cayman Islands Exempted Company
(Company Number 301315)
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON NOVEMBER 16, 2017

TO THE SHAREHOLDERS OF DOUBLE EAGLE ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “general meeting”) of Double Eagle Acquisition Corp., a Cayman Islands exempted company, company number 301315 (“Double Eagle,” the “Company,” “we,” “us” or “our”), will be held at 9:30 a.m., Eastern Time, on November 16, 2017, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166. You are cordially invited to attend the meeting, which will be held for the following purposes:

(a)	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the stock purchase agreement, dated as of August 21, 2017, as amended on September 6, 2017 and November 6, 2017 and as may be further amended from time to time (the “Stock Purchase Agreement”), by and among the Company, Williams Scotsman Holdings Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “Holdco Acquiror,” and, together with the Company, the “Acquirors”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”) and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (together with Algeco Global, the “Sellers”), pursuant to which the Holdco Acquiror will purchase from the Sellers all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Williams Scotsman common stock”), of Williams Scotsman International, Inc., a Delaware corporation (“WSII” and after giving effect to the carve-out transaction discussed herein, “Williams Scotsman”) (the transactions contemplated by the Stock Purchase Agreement, the “business combination” and such proposal, the “business combination proposal”);

(b)	Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, assuming the business combination proposal is approved and adopted, the change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication” and such proposal, the “domestication proposal”);

(c)	The Organizational Documents Proposals — to consider and vote upon four separate proposals (which we refer to, collectively, as the “organizational documents proposals”) to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between the current amended and restated memorandum and articles of association of Double Eagle (the “Existing Organizational Documents”) and the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of Williams Scotsman Corporation, the post-domestication company (“WSC”):

(1)	Proposal No. 3 — Organizational Documents Proposal A — to approve the provision in the Proposed Charter changing the authorized share capital from $40,100 divided into 380,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), and 1,000,000 preferred shares, par value $0.0001 per share (“preferred shares”), to authorized capital stock of 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share (“WSC Class A common stock”), and 100,000,000 shares of Class B common stock, par value $0.0001 per share (“WSC Class B common stock” and, together with WSC Class A common stock, “WSC common stock”) and (y) 1,000,000 shares of preferred stock (we refer to this as “organizational documents proposal A”);

(2)	Proposal No. 4 — Organizational Documents Proposal B — to approve the provision in the Proposed Bylaws authorizing that only the board of directors, chairperson of the board of directors or the chief executive officer may call a meeting of stockholders (we refer to this as “organizational documents proposal B”);

(3)	Proposal No. 5 — Organizational Documents Proposal C — to approve the provision in the Proposed Charter providing that WSC’s board of directors will continue to be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (we refer to this as “organizational documents proposal C”);

(4)	Proposal No. 6 — Organizational Documents Proposal D — to approve all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of Double Eagle with the proposed new certificate of incorporation and bylaws of WSC as part of the domestication, including, among other things, (i) changing the post-domestication corporate name from “Double Eagle Acquisition Corp.” to “Williams Scotsman Corporation” and making WSC’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WSC’s non-employee directors and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which Double Eagle’s board of directors believe are necessary to adequately address the needs of WSC after the business combination (we refer to this as “organizational documents proposal D”).

(d)	Proposal No. 7 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the business combination proposal, the domestication proposal and the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable listing rules of The Nasdaq Stock Market (“Nasdaq”), (x) the issuance of shares of WSC Class A common stock (i) to a newly formed entity controlled by funds managed by TDR Capital LLP, certain of its affiliates, co-investors or syndicates (collectively, the “TDR Investor” or “TDR”) in a private placement (the “Private Placement”) at the closing of the business combination (the “Closing”), (ii) to the TDR Investor following the closing of the business combination, pursuant to the terms of the Equity Commitment Letter (as defined herein) and (iii) to the Sellers pursuant to the terms of the Exchange Agreement (as defined herein) and (y) the issuance of shares of WSC Class B common stock to the Sellers pursuant to the terms of the Stock Purchase Agreement, in each case as described below (we refer to this proposal as the “stock issuance proposal”);

(e)	Proposal No. 8 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the business combination proposal, the domestication proposal, the organizational documents proposals and stock issuance proposal are approved and adopted, the Williams Scotsman Corporation 2017 Incentive Award Plan (we refer to this proposal as the “incentive award plan proposal” and, collectively with the business combination proposal, the domestication proposal, the organizational documents proposals and the stock issuance proposal, the “condition precedent proposals”); and

(f)	Proposal No. 9 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Stock Purchase Agreement is not satisfied or waived (we refer to this proposal as the “adjournment proposal”).

Only holders of record of Double Eagle’s Class A ordinary shares and Class B ordinary shares (collectively, “ordinary shares”) at the close of business on October 30, 2017 are entitled to notice of and to vote and have their votes counted at the general meeting and any adjournment of the general meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the general meeting and at any adjournment of the general meeting. Whether or not you plan to attend the general meeting, we urge you to read when available the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, Double Eagle’s board of directors has determined that each of the business combination proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal, the incentive award plan proposal and the adjournment proposal are in the best interests of Double Eagle and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” in the proxy statement/prospectus when it becomes available for a further discussion.

Under the Stock Purchase Agreement, the approval of each of the condition precedent proposals is a condition to the consummation of the business combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. The adjournment proposal is not conditioned on the approval of any other proposal. If our shareholders do not approve each of the condition precedent proposals, the business combination may not be consummated.

In connection with our initial public offering, our initial shareholders (consisting of Double Eagle Acquisition LLC, a Delaware limited liability company (our “Sponsor”), Harry E. Sloan and our independent directors at the time of our initial public offering) entered into letter agreements to vote their Class B ordinary shares purchased prior to our initial public offering (“founder shares”), as well as any Class A ordinary shares sold by us in our initial public offering (“public shares”) purchased by them during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our initial shareholders own 20.0% of our total outstanding ordinary shares.

Pursuant to Double Eagle’s Existing Organizational Documents, a holder of public shares (“public shareholder(s)”) may request that Double Eagle redeem all or a portion of its public shares (which would become shares of WSC Class A common stock in the domestication) for cash if the business combination is consummated. For the purposes of Article 49.3 of the Existing Organizational Documents and the Cayman Islands Companies Law (2016 Revision), the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in the proxy statement/prospectus relating to the business combination shall be interpreted accordingly. You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)	prior to 9:30 a.m., Eastern Time, on November 14, 2017, (a) submit a written request to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent (the “transfer agent”), that Double Eagle redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the business combination, including interest, less income taxes payable, divided by the number of then outstanding public shares. For illustrative purposes, as of June 30, 2017, this would have amounted to approximately $10.05 per public share. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See “Extraordinary General Meeting — Redemption Rights” in the proxy statement/prospectus when it becomes available for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Under the Stock Purchase Agreement, the Holdco Acquiror will purchase from the Sellers, and the Sellers will sell to the Holdco Acquiror, in each case, on a pro rata basis in accordance with each Seller’s respective ownership of Williams Scotsman common stock, par value $0.01 per share (“Williams Scotsman common stock”), all of the issued and outstanding shares of Williams Scotsman common stock. The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the closing), of which (1) $1.0215 billion will be paid in cash (the “Cash Consideration”), first to repay indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers, on a pro rata basis, and (2) the remaining $78.5 million will be paid to the Sellers, on a pro rata basis, in the form of (i) shares of common stock of the Holdco Acquiror, representing a 10% equity interest in the Holdco Acquiror (the “Holdco Shares”), which shares will be exchangeable for shares of WSC Class A common stock pursuant to an exchange agreement and (ii) a corresponding number of shares of WSC Class B common stock, representing a non-economic voting interest in WSC equal to the economic interest in WSC represented by the Holdco Shares on an as-exchanged basis (the “WSC Class B Shares” and, together with the Holdco Shares, the “Stock Consideration”). The Cash Consideration is expected to be funded from (i) gross debt financing proceeds of at least $490 million from secured debt financing commitments of $900 million in the aggregate, (ii) an equity investment by the TDR Investor in an amount equal to the Closing Date Commitment (as defined below) and (iii) cash in the Company’s trust account of at least $250 million and up to $500 million.

The consummation of the business combination is conditioned upon, among other things, the Company receiving gross proceeds of at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment, approval by the Company’s shareholders of the Stock Purchase Agreement, the business combination and certain other actions related thereto, the consummation of a restructuring transaction relating to Williams Scotsman pursuant to which certain assets of WSII related to the remote accommodation business in the United States and Canada (Target Logistics) of Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, the “Algeco Group”) will be transferred to the Sellers or their affiliates (the “Carve-Out Transaction”), the availability of at least $250 million of cash in the Company’s trust account, after giving effect to redemptions of public shares, if any, the Company having at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated thereby, and the receipt of consent from the existing lenders of the Sellers and certain of their affiliates. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.

In order to finance a portion of the Cash Consideration payable in the business combination and the costs and expenses incurred in connection therewith, (i) the Company entered into an amended equity commitment letter with the TDR Investor (the “Equity Commitment Letter”) and (ii) the Holdco Acquiror entered into an amended and restated debt commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Deutsche Bank AG, Canada Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and ING Capital LLC (collectively, the “Commitment Parties”). Pursuant to the terms of the Equity Commitment Letter, the TDR Investor has committed to purchase, or cause the purchase of, (i) shares of WSC Class A common stock at a cash purchase price of $9.60 per share in an amount necessary to fund the Cash Consideration and the expenses relating to the business combination, as agreed to by the parties, after taking into account the debt financing proceeds and the trust account proceeds that are available to the Company plus (ii) up to 10 million additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share, which amount of additional shares shall be dependent upon the aggregate dollar amount of redemptions at Closing (the “Closing Date Commitment”), which aggregate amount shall not exceed $500 million. In addition, following the Closing, if requested by WSC in connection with certain qualifying acquisitions, for a period of time following closing, on the terms and subject to the conditions set forth in the Equity Commitment Letter, the TDR Investor has committed to purchase, or cause the purchase of, additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share in an amount equal to the difference between $500 million and the amount of the Closing Date Commitment (the “Post-Closing Commitment”), which amount, together with the Closing Date Commitment, shall not exceed $500 million. Pursuant to the terms of the Debt Commitment Letter, the Commitment Parties committed to make available to the Holdco Acquiror, at closing, a senior secured revolving credit facility in the aggregate principal amount of $600 million (the “ABL Facility”) and, to the extent the Holdco Acquiror does not receive at least $300 million of gross proceeds from the issuance of senior secured notes on the Closing Date, $300 million (minus the amount of gross proceeds from the issuance of senior secured notes on or prior to the Closing Date) aggregate principal amount of increasing rate loans (the “Bridge Loans”).

In connection with the closing of the business combination, the Sellers and the Acquirors will enter into an exchange agreement pursuant to which the Sellers will have the right to exchange all, but not less than all, of their Holdco Shares for newly issued shares of WSC Class A common stock in a private placement transaction. Upon such exchange, WSC will automatically redeem for no consideration all of the shares of WSC Class B common stock held by the Sellers. The Sellers and the Acquirors will also enter into a shareholders agreement setting forth certain rights and obligations of the Sellers as minority shareholders of the Holdco Acquiror.

Our Sponsor and Harry E. Sloan (together with the Sponsor, the “Founders”) will deposit into escrow their founder shares pursuant to an earnout agreement to be entered into at the Closing (the “Earnout Agreement”) and agree to a lock-up of their warrants that are exercisable for shares of WSC Class A common stock (the “founder warrants”). Pursuant to the Earnout Agreement, the founder shares and the founder warrants will be released from escrow to the Founders and/or transferred to the TDR Investor upon the achievement of certain earnout targets. Upon the expiration of the three year earnout period, any founder shares remaining in escrow that were not released in accordance with the Earnout Agreement will be transferred to the Company for cancellation. WSC, the TDR Investor, A/S Holdings, and certain other parties named therein will enter into an amended and restated registration rights agreement providing the initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder. The parties will enter into certain other ancillary agreements, including a transition services agreement and an IP services agreement pursuant to which the Sellers and the Acquirors will provide the other parties with certain transition services for a specified period of time following the closing of the business combination.

All Double Eagle shareholders are cordially invited to attend the general meeting in person. To ensure your representation at the general meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a shareholder of record holding ordinary shares, you may also cast your vote in person at the general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the proposals because such action would not count as a vote cast at the general meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the general meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing Double Eagle.info@morrowsodali.com. This notice of general meeting is and the proxy statement/prospectus relating to the business combination will be available at http://www.cstproxy.com/doubleeagleacquisitioncorp/smp2017.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

November 6, 2017	/s/ Jeff Sagansky
Jeff Sagansky President and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL NOT BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR CLASS A ORDINARY SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES WHICH WILL BE DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS RELATING TO THE BUSINESS COMBINATION. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION

In connection with the proposed business combination, Double Eagle Acquisition Corp. (the “Company”) filed a registration statement on Form S-4 (File No. 333-220356) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain of the securities to be issued in the business combination. The Registration Statement has not yet been declared effective by the SEC. A copy of the preliminary proxy statement/prospectus can be accessed at the SEC’s internet website at the following link: https://www.sec.gov/Archives/edgar/data/1647088/000114420417056419/tv478542_s4a.htm. This material is not a substitute for the definitive proxy statement/prospectus regarding the business combination. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of October 30, 2017 when available. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as these materials will contain important information about Williams Scotsman, the Company and the business combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, Vice President, General Counsel and Secretary, (310) 209-7280.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California 90067, Attention: Eli Baker, Vice President, General Counsel and Secretary, at (310) 209-7280. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the business combination when available.

Williams Scotsman and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the definitive proxy statement/prospectus for the business combination when available.

Information Concerning Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including the expected date for the general meeting. These statements may be preceded by, followed by or include the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Williams Scotsman’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the business combination; the inability to recognize the anticipated benefits of the proposed business combination; the inability to meet Nasdaq’s listing standards; costs related to the business combination; Williams Scotsman’s ability to manage growth; Williams Scotsman’s ability to execute its business plan; Williams Scotsman’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Williams Scotsman’s products; the success of other competing modular space and portable storage solutions that exist or may become available; Williams Scotsman’s ability to identify and integrate acquisitions; rising costs adversely affecting Williams Scotsman’s profitability; potential litigation involving the Company or Williams Scotsman or the validity or enforceability of Williams Scotsman’s intellectual property; general economic and market conditions impacting demand for Williams Scotsman’s products and services; and such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and under the heading “Risk Factors” in the proxy statement/prospectus that forms a part of the Registration Statement. Other factors include the possibility that the business combination does not close, including due to the failure to receive required shareholder approvals, or the failure of other closing conditions. Neither the Company nor Williams Scotsman undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DISCLAIMER

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.